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April 8, 2013

VIA EDGAR, UPS AND ELECTRONIC MAIL

Christina Chalk, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tessera Technologies, Inc.
PRRN14A filed on April 2, 2013
Filed by Starboard Value and Opportunity Master Fund Ltd,
Starboard Value LP, et. al
File No. 001-12537

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 2, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers included herein refer to pages of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on the date hereof (“Amendment No. 2”) and the defined terms used herein have the definitions given to them in Amendment No. 2.

For your convenience, we have enclosed a paper copy of Amendment No. 2 marked to show changes from Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 2, 2013.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 8, 2013

Revised Preliminary Proxy Statement filed on April 2, 2013

1.
Refer to the revised disclosure in the last paragraph on page 24.  In the last sentence of that paragraph, you state that you will vote all proxies received in the manner specified and in the absence of specific instructions, in accordance with Starboard’s recommendations.  You go on to state that the proxies will be voted in your discretion “with respect to any other matters that may be voted upon at the Annual Meeting.”  Revise to limit the scope of discretionary authority, consistent with the parameters of Rule 14a-4(c)(3), which permits the exercise of discretionary voting only with respect to matters of which you do not know a reasonable time before the meeting, if a specific statement to that effect is made in the proxy statement.

We acknowledge the Staff’s comment and have made revisions in Amendment No. 2 to clarify that such discretionary authority must be exercised consistent with Rule 14a-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.  Please see pages 2, 24, 29 and 31 of Amendment No. 2.

2.
Based on recently announced changes to the Tessera Board, you state that you may consider adding up to two directors to the Board “for the sake of continuity.” Specify the directors you would add or indicate which directors you would not consider retaining.

We have made revisions in Amendment No. 2 to clarify that the Nominees would consider adding back any of the incumbent directors, depending upon their willingness to serve and their credentials.  Please see page 1 of the cover letter and page 29 of the body of Amendment No. 2.

3.	Refer to the last bullet point on page 9. Provide further details about your settlement offer, including when it was made and how, and a description of all material elements of the proposal.

We have made a revision to the 4th bullet point on page 9 of Amendment No. 2 to clarify that the settlement offer discussed in that bullet point was the offer made to the Company in Starboard’s private letter to the Board dated February 28, 2013.  This offer was described comprehensively earlier on in the “Background to the Solicitation” section in the 2nd bullet point on page 8.

4.	Fill in the blanks throughout the proxy statement, including for the web site where these proxy materials will be posted.

We have made revisions in Amendment No. 2 to fill in the blanks throughout the proxy statement.

*     *     *     *     *

April 8, 2013

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:           Peter A. Feld